PRUDENTIAL INVESTMENT PORTFOLIOS 12

Gateway Center Three, 4th floor

100 Mulberry Street

Newark, New Jersey 07102-4077

May 28, 2014

VIA EDGAR SUBMISSION

Mr. Asen Parachkevov

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prudential Investment Portfolios 12

Post-Effective Amendment No. 30 to the Registration Statement
under the Securities Act of 1933 (No. 333-42705) and
Amendment No. 31 to the Registration Statement under
the Investment Company Act of 1940 (No. 811-08565)

Filed March 13, 2014__________________________

Dear Mr. Parachkevov:

We filed through EDGAR on March 13, 2014 on behalf of Prudential Investment Portfolios 12 (the “Registrant”) Post-Effective Amendment No. 30 to its Registration Statement under the Securities Act of 1933 Act (the “1933 Act”) and Amendment No. 31 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(2) of the 1933 Act solely for the purpose of adding a new series of the Registrant, to be known as the Prudential Long-Short Equity Fund (the “Fund”).

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on April 30, 2014, with respect to the Amendment. For your convenience, a summary of the Staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 32 to the Registrant’s Registration Statement under the 1933 Act.

Prospectus

1.	Comment

Please respond to these comments in a writing filed on EDGAR and include the appropriate Tandy responses in such writing.

Response
The Registrant will respond to the comments in a writing that is filed on EDGAR, and will include the appropriate Tandy responses in such writing.

2.	Comment

Please confirm whether or not the fee waivers/ expense reimbursements denoted in the footnotes which appear underneath the Annual Fund Operating Expenses table in the Fund Summary are subject to any recoupment by the Fund’s investment manager, and if so, disclose this fact and the time period for which waivers/reimbursements may be recouped.

Response

The fee waivers/expense reimbursements are not subject to recoupment by the Fund’s investment manager.

3.	Comment

In the Fund Summary, please confirm whether the “Example” table figures reflect any waived fee or reimbursement.

Response

The fee waivers/expense reimbursements are reflected in the expense examples for the period of time they are in effect. Since the fee waiver/ expense reimbursements will be in effect for the one year period, the fee waiver is reflected for the first year of every period of the example.

4.	Comment

In the section “Prospectus Summary-Principal Investment Strategies” please add disclosure regarding the Fund’s investments in ADRs and GDRs to the extent applicable.

Response

Although the Fund may invest in depositary receipts from time to time, such investments are not a principal investment of the Fund.

5.	Comment

In the section “Prospectus Summary-Principal Investment Strategies” please confirm that derivatives are not a principal investment for the Fund. Please also confirm whether derivatives are included in the Fund’s policy to invest at least 80% of its investable assets in equity and equity-related securities.

Response

The Registrant confirms that derivatives are not a principal strategy of the Fund. Additionally, the Fund’s 80% policy does not include derivative investments.

6.	Comment

Consider recent guidance by the staff of the SEC regarding derivatives disclosure that was contained in a letter dated July 30, 2010 from the SEC to the Investment Company Institute.

Response

Registrant will consider such guidance and will make any additional revisions to the Fund’s disclosure that are necessary.

7.	Comment

In the risk rewards summary table for exchange traded funds please add disclosure regarding creation units and that such shares can trade at a premium or discount.

Response

The disclosure has been revised as requested.

8.	Comment

In the section entitled “How the Fund is Managed” please review and confirm that the portfolio managers’ biographies cover their past five years of work experience.

Response

The Registrant confirms that the biographies cover the portfolio managers’ past five years of work experience.

9.	Comment

In the section entitled “Understanding the Price You Pay” clarify that to the extent the Fund invests in underlying funds, the Fund will rely on the underlying funds’ valuation procedures.

Response

The disclosure has been revised as requested.

10.	Comment

The disclosure of the 90 Day Repurchase Privilege does not disclose whether a shareholder obtains a credit.

Response

The Fund’s SAI contains disclosure regarding the requested disclosure.

Statement of Additional Information (SAI)

1. Comment

In Part I of the SAI, in the borrowing and leverage disclosure please add a statement that certain types of derivatives are a form of economic leverage.

Response

The disclosure has been revised as requested.

2. Comment

Since the SAI includes disclosure regarding business development companies (BDCs) and ETFs, please confirm that the acquired fund fees are included in the fee table.

Response

Such investments are not principal investments of the Fund and the Fund does not expect to incur fees and expenses as a result of investments in BDCs and ETFs in excess of 0.01% of the Fund’s average net assets. Thus acquired fund fees and expenses are included in “Other expenses” in the fee table.

3. Comment

In Part I of the SAI, under Recent Events in European Countries, please consider whether the disclosure needs to be updated, especially in light of recent events in Russia.

Response

The Registrant has reviewed the disclosure and determined that the current disclosure is appropriate based on the Fund’s expected investments.

4. Comment

In Part I of the SAI, under Zero Coupon Bonds, please include disclosure regarding uncertainty about source of distribution.

Response

The disclosure has been revised as requested.

5. Comment

In Part I of the SAI, under Additional Information About Portfolio Managers, please include the missing disclosure.

Response

The disclosure has been revised as requested.

6. Comment

In Part I of the SAI, under Additional Information About Portfolio Managers, please confirm that the Boards has approved QMA’s procedures [regarding what? Is he referring to procedures that the Board is required to approve?].

Response

The Board has approved QMA’s procedures based upon information from the Fund’s Chief Compliance Officer.

Tandy Representations

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at 973-802-6469. Thank you for your assistance in this matter.

Very truly yours,

/s/ Claudia DiGiacomo Claudia DiGiacomo

Vice President & Corporate Counsel

Prudential Investments LLC